UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

_____

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   February 2, 2010



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway	
Decatur, Illinois	**62526**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On February 2, 2010, Archer-Daniels-Midland Company (ADM) issued a press release announcing second quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**.

(c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated February 2, 2010 announcing second quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: Feb 2, 2010   By   /s/ David J. Smith
                                 David J. Smith
                                 Executive Vice President, Secretary and
                                  General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated February 2, 2010



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, IL 62526

News Release

FOR IMMEDIATE RELEASE February 2, 2010

ARCHER DANIELS MIDLAND COMPANY REPORTS SECOND QUARTER EARNINGS OF $ .88 PER SHARE

ADM team leveraged geographic scope and diversity of asset base to deliver strong results.

Archer Daniels Midland Company (NYSE: ADM) today announced earnings of $ 567 million and net sales of $ 15.9 billion for the quarter ended December 31, 2009.

"I'm very pleased with the performance of our people and with our results this quarter," said Chairman of the Board and Chief Executive Officer Patricia Woertz. "While our earnings, in total, were comparable to last year's strong second quarter, the market conditions and the mix of earnings were markedly different. This, once again, demonstrates the ability of the ADM team to utilize the geographic scope and diversity of our asset base to create value for our stockholders."

► **Net earnings attributable to ADM for the quarter ended December 31, 2009, were $ 567 million or $ .88 per share, down 2 % from last year's second quarter.**

► **Net sales for the quarter ended December 31, 2009, were $ 15.9 billion, down 5 %. Increased sales volumes this quarter were offset by lower average selling prices, resulting primarily from year-over-year decreases in underlying commodity costs.**

► **Segment operating profit for the quarter ended December 31, 2009, was $ 970 million, up 19 %.**

- Oilseeds Processing profit increased due to higher volumes and improved margins.

- Corn Processing profit increased on lower net corn costs and improved bioproducts results.

- Agricultural Services profit decreased as merchandising results were lower.

- Other operating profit increased due to improved results from cocoa and milling and the absence of last year's Gruma and captive insurance losses.

► **Financial Highlights**

(Amounts in millions, except per share data and percentages)

	Quarter Ended December 31			Six Months Ended December 31		
	2009	2008	% Change	2009	2008	% Change
Net sales	$ 15,913	$ 16,673	(5%)	$ 30,834	$ 37,833	(18%)
Segment operating profit	$ 970	$ 815	19%	$ 1,744	$ 1,991	(12%)
Net earnings attributable to ADM	$ 567	$ 578	(2%)	$ 1,063	$ 1,623	(35%)
Earnings per share	$ 0.88	$ 0.90	(2%)	$ 1.65	$ 2.52	(35%)
Average number of shares outstanding	645	643		644	644	

Strategic Investment Activities

To drive earnings growth, the Company advanced its strategy to expand the size and global reach of its core model:

► The Company has started up its ethanol dry mill in Columbus, Nebraska, adding 300 million gallons of annual capacity.

► The Company has brought on line its Clinton, Iowa, cogeneration facility and started up the boilers at its Columbus, Nebraska, cogeneration facility. These new facilities will provide cost-effective process steam and electricity to adjacent corn wet and dry mills.

► The Company's Brazilian JV sugarcane ethanol plant has been completed and is now operational.

► The Company integrated its newly acquired processing plant in Olomouc, Czech Republic, into its network, improving access to the Central European market and expanding its origination footprint.

► The Company started production at its Hazelton, Pennsylvania, cocoa plant.

► The Company continued construction at its bioplastics plant in Clinton, Iowa, propylene/ethylene glycol plant in Decatur, Illinois, and ethanol dry mill in Cedar Rapids, Iowa.

► The Company has completed expansion projects at a number of its existing North American oilseeds processing plants and at its Decatur, Illinois, corn wet milling plant.

Discussion of Operations

Net sales decreased 5 % to $ 15.9 billion for the quarter and decreased 18 % to $ 30.8 billion for the six months. For the quarter, decreased average selling prices were offset by increased sales volumes and the impact of foreign exchange translation. Year-to-date net sales decreased due principally to lower average selling prices. Average selling prices decreased in line with year-over-year declines in underlying commodity costs. Year-to-date total sales volumes were comparable.

A summary of segment operating profit and net earnings is as follows:

	Quarter ended December 31			Six months ended December 31		
	2009	2008	Change	2009	2008	Change
	(in millions)					
Oilseeds Processing	$ 352	$ 319	$ 33	$ 636	$ 829	$ (193)
Corn Processing	290	29	261	478	147	331
Agricultural Services	150	462	(312)	325	890	(565)
Other	178	5	173	305	125	180
Segment operating profit	970	815	155	1,744	1,991	(247)
Corporate	(186)	2	(188)	(243)	312	(555)
Earnings before income taxes	784	817	(33)	1,501	2,303	(802)
Income taxes	(223)	(238)	15	(443)	(678)	235
Net earnings including noncontrolling interests	561	579	(18)	1,058	1,625	(567)
Less: Net earnings (losses) attributable to noncontrolling interests	(6)	1	7	(5)	2	7
Net earnings attributable to ADM	$ 567	$ 578	$ (11)	$ 1,063	$ 1,623	$ (560)

Net earnings attributable to ADM decreased $ 11 million for the quarter primarily due to a $ 177 million pre-tax decline in Corporate results related to the change in LIFO inventory valuations partially offset by increased segment operating profit. Net earnings attributable to ADM decreased $ 560 million for the six months due to lower segment operating profit and lower Corporate results arising from a $ 554 million pre-tax change in LIFO inventory valuations. Income taxes decreased $ 15 million for the quarter and $ 235 million for the six months due principally to lower pre-tax earnings.

Oilseeds Processing Operating Profit

	Quarter ended December 31			Six months ended December 31		
	2009	2008	Change	2009	2008	Change
	(in millions)					
Crushing and origination	$ 193	$ 187	$ 6	$ 328	$ 526	$ (198)
Refining, packaging, biodiesel and other	76	86	(10)	146	192	(46)
Asia	83	46	37	162	111	51
Total Oilseeds Processing	$ 352	$ 319	$ 33	$ 636	$ 829	$ (193)

Oilseeds Processing operating profit increased $ 33 million for the quarter and decreased $ 193 million for the six months. Crushing and origination results increased $ 6 million for the quarter as stronger crush margins in North America and the absence of fertilizer inventory write-downs recognized last year were partially offset by weaker year-over-year European results.. Year-to-date crushing and origination results decreased $ 198 million as margins declined from high prior-year levels due to lower demand for vegetable oil and protein meal. Global soybean supply shortages resulted in lower production volumes in the early part of this fiscal year.

Refining, packaging, biodiesel and other operating profit decreased $ 10 million for the quarter and $ 46 million for the six months. Lower European biodiesel margins for the quarter and six months were only partially offset by improved South American refining and biodiesel results. North American sales volumes and margins decreased for the quarter and six months.

Oilseeds results in Asia increased $ 37 million for the quarter and $ 51 million for the six months as the Company's investments, principally its equity interest in Wilmar International Limited, continued to perform well.

Corn Processing Operating Profit

	Quarter ended December 31			Six months ended December 31		
	2009	2008	Change	2009	2008	Change
	(in millions)					
Sweeteners and starches	$ 171	$ 140	$ 31	$ 365	$ 205	$ 160
Bioproducts	119	(111)	230	113	(58)	171
Total Corn Processing	$ 290	$ 29	$ 261	$ 478	$ 147	$ 331

Corn Processing operating profit increased $ 261 million for the quarter and $ 331 million for the six months. Sweeteners and starches operating profit increased $31 million for the quarter and $ 160 million for the six months due to lower net corn and manufacturing costs partially offset by lower sales volumes.

Bioproducts operating profit increased $ 230 million for the quarter and $ 171 million for the six months due to improved ethanol margins and higher sales volumes resulting from lower net corn costs, decreased manufacturing costs, and favorable gasoline blending economics. Bioproducts operating profit for the quarter also reflected increased sales volumes and margins for lysine, increased citric acid margins, and increased startup costs related to the Company's new industrial chemicals plants, ethanol dry mills, sugarcane processing plant, and new co-generation facilities.

Agricultural Services Operating Profit

	Quarter ended December 31			Six months ended December 31		
	2009	2008	Change	2009	2008	Change
	(in millions)					
Merchandising and handling	$ 103	$ 385	$ (282)	$ 260	$ 770	$ (510)
Transportation	47	77	(30)	65	120	(55)
Total Agricultural Services	$ 150	$ 462	$ (312)	$ 325	$ 890	$ (565)

Agricultural Services operating profit decreased $ 312 million for the quarter and $ 565 million for the six months. Merchandising and handling results decreased $282 million for the quarter and $ 510 million for the six months. Demand for exports of U.S. soybeans was strong during the quarter. Enhanced volume and margin opportunities created by last year's volatile commodity markets and tight credit markets did not recur during the quarter and six months ended December 31, 2009.

Transportation results decreased $ 30 million for the quarter and $ 55 million for the six months due to lower barge freight rates and decreased utilization levels resulting from the late, extended North American harvest.

Other Operating Profit

	Quarter ended December 31			Six months ended December 31		
	2009	2008	Change	2009	2008	Change
	(in millions)					
Processing	$ 159	$ 51	$ 108	$ 266	$ 154	$ 112
Financial	19	(46)	65	39	(29)	68
Total Other	$ 178	$ 5	$ 173	$ 305	$ 125	$ 180

Other operating profit increased $ 173 million for the quarter and $ 180 million for the six months. Other processing operating profit increased $ 108 million for the quarter and $ 112 million for the six months due to increased equity earnings from the Company's investment in Gruma S.A.B de C.V., improved global wheat milling margins, and increased cocoa processing earnings. Other processing earnings for the quarter and six months ended December 31, 2009 include mark-to-market gains of $ 46 million and $ 69 million, respectively related to certain forward sales commitments accounted for as derivatives.

Other financial operating profit increased $ 65 million for the quarter and $ 68 million for the six months due to the absence of losses experienced last year by the Company's captive insurance business and improved results of the Company's brokerage services business.

Corporate Results

	Quarter ended December 31			Six months ended December 31		
	2009	2008	Change	2009	2008	Change
	(in millions)					
LIFO credit (charge)	$ (54)	$ 123	$ (177)	$ 22	$ 576	$ (554)
Interest expense - net	(71)	(42)	(29)	(136)	(70)	(66)
Corporate costs	(70)	(35)	(35)	(139)	(129)	(10)
Other	9	(44)	53	10	(65)	75
Total Corporate	$ (186)	$ 2	$ (188)	$ (243)	$ 312	$ (555)

Corporate results decreased $ 188 million for the quarter and $ 555 million for the six months. Market prices for LIFO-based inventories were generally higher for the quarter resulting in a $ 54 million increase in LIFO inventory reserves compared to a $ 123 million decrease in last year's quarter. LIFO inventory reserves decreased $ 22 million for the six months ended December 31, 2009 compared to a $ 576 million decrease in the same period last year. Interest expense - net increased $ 29 million for the quarter and $ 66 million for the six months reflecting a reduction in corporate interest income caused by lower short-term interest rates and lower working capital requirements of the operating segments. Corporate costs for the quarter increased $ 35 million due to higher employee-related costs and commercial services expenses. Year-to-date corporate costs increased primarily due to higher commercial services expenses. Other principally represents the elimination of after-tax earnings of minority interests.

New Accounting Standards

Certain amounts in the prior year's Consolidated Statement of Earnings, Segment Operating Analysis, Summary of Financial Condition, and Summary of Cash Flows have been restated and presentation formats have been modified to apply the requirements of new accounting standards ASC Topic 810, *Consolidation* and ASC Topic 470-20, *Debt with Conversion and Other Options*. Effective July 1, 2009, the Company adopted this amended guidance which requires retrospective application to all periods presented.

Conference Call Information

Archer Daniels Midland Company will host a conference call and audio webcast at 8:30 a.m. Central Time on Tuesday, February 2, 2010, to discuss financial results and provide a Company update. A financial summary slide presentation will be available to download approximately 60 minutes prior to the call. To listen to the call via the Internet or to download the slide presentation, go to www.adm.com/webcast. To listen by telephone, dial 800-299-7635 or 617-786-2901; the access code is 75645282. Replay of the call will be available beginning at 11:30 a.m. Central Time on February 2 to February 9, 2010. To listen to the replay by telephone, dial 888-286-8010 or 617-801-6888; the access code is 72817894. To listen to the replay online, visit www.adm.com/webcast.

About ADM

Every day, the 28,000 people of Archer Daniels Midland Company (NYSE: ADM) turn crops into renewable products that meet the demands of a growing world. At more than 230 processing plants, we convert corn, oilseeds, wheat and cocoa into products for food, animal feed, chemical and energy uses. We operate the world's premier crop origination and transportation network, connecting crops and markets in more than 60 countries. Our global headquarters is in Decatur, Illinois, and our net sales for the fiscal year ended June 30, 2009, were $69 billion. For more information about our Company and our products, visit www.adm.com.

Contacts:

David Weintraub	Dwight Grimestad
Director, External Communications	Vice President, Investor Relations
217/424-5413	217/424-4586

(Financial Tables Follow)

February 2, 2010

Archer Daniels Midland Company
Consolidated Statements of Earnings
(unaudited)

	Quarter ended December 31		Six months ended December 31	
	2009	2008	2009	2008
	(in millions, except per share amounts)			
Net sales and other operating income	$ 15,913	$ 16,673	$ 30,834	$ 37,833
Cost of products sold	14,860	15,461	28,808	34,754
Gross profit	1,053	1,212	2,026	3,079
Selling, general and administrative expenses	358	337	712	746
Other (income) expense – net	(89)	58	(187)	30
Earnings before income taxes	784	817	1,501	2,303
Income taxes	223	238	443	678
Net earnings including noncontrolling interests	561	579	1,058	1,625
Less: Net earnings (losses) attributable to noncontrolling interests	(6)	1	(5)	2
Net earnings attributable to ADM	$ 567	$ 578	$ 1,063	$ 1,623
Diluted earnings per common share	$ .88	$ .90	$ 1.65	$ 2.52
Average number of shares outstanding	645	643	644	644
Other (income) expense - net consists of:				
Interest expense	$ 105	$ 130	$ 203	$ 268
Investment income	(36)	(48)	(66)	(102)
Net gain on marketable securities transactions	(6)	–	(7)	(9)
Equity in earnings of unconsolidated affiliates	(139)	(93)	(291)	(216)
Other – net	(13)	69	(26)	89
	$ (89)	$ 58	$ (187)	$ 30

February 2, 2010

Archer Daniels Midland Company
Segment Operating Analysis
(unaudited)

	Quarter ended December 31		Six months ended December 31	
	2009	2008	2009	2008
	(in millions)			
Net sales and other operating income				
Oilseeds Processing	$ 4,880	$ 5,296	$ 11,238	$ 13,068
Corn Processing	2,029	1,853	3,945	4,094
Agricultural Services	7,640	8,141	12,962	17,710
Other	1,364	1,383	2,689	2,961
Total net sales and other operating income	$ 15,913	$ 16,673	$ 30,834	$ 37,833

	Quarter ended December 31		Six months ended December 31	
	2009	2008	2009	2008
	(in millions)			
Segment Operating profit (loss)				
Oilseeds Processing [3]	$ 352	$ 319	$ 636	$ 829
Corn Processing	290	29	478	147
Agricultural Services [3]	150	462	325	890
Other [1] [3]	178	5	305	125
Total segment operating profit	970	815	1,744	1,991
Corporate [2] [3]	(186)	2	(243)	312
Earnings before income taxes	$ 784	$ 817	$ 1,501	$ 2,303

	Quarter ended December 31		Six months ended December 31	
	2009	2008	2009	2008
	(in 000s metric tons)			
Processing volumes				
Oilseeds Processing	7,799	7,136	14,172	14,160
Corn Processing	4,767	4,416	9,264	9,004
Wheat, cocoa and malt	1,874	1,847	3,908	3,725
Total processing volumes	14,440	13,399	27,344	26,889

[1] Includes asset impairment charges of $ 9 million in Other for the quarter and six months ended December 31, 2008.

[2] Includes LIFO charge of $ 54 million for the quarter and LIFO credit of $ 22 million for the six months ended December 31, 2009. Includes LIFO credit of $ 123 million for the quarter and $ 576 million for the six months ended December 31, 2008.

[3] Includes gain on asset and business disposal of $ 7 million in Corporate for the quarter and $ 3 million, $ 2 million, $ 5 million and $ 7 million in Oilseeds, Agricultural Services, Other and Corporate, respectively, for the six months ended December 31, 2008.

February 2, 2010

Archer Daniels Midland Company
Summary of Financial Condition
(unaudited)

		December 31 2009		June 30 2009
		(in millions)		
NET INVESTMENT IN				
Working capital	$	11,255	$	10,927
Property, plant, and equipment		8,636		7,950
Investments in and advances to affiliates		2,693		2,459
Long-term marketable securities		651		626
Other non-current assets		1,161		1,139
	$	24,396	$	23,101
FINANCED BY				
Short-term debt	$	221	$	356
Long-term debt, including current maturities		7,644		7,640
Deferred liabilities		1,736		1,452
Shareholders' equity		14,795		13,653
	$	24,396	$	23,101

Summary of Cash Flows
(unaudited)

		Six Months Ended December 31		
		2009		2008
		(in millions)		
Operating Activities				
Net earnings	$	1,058	$	1,625
Depreciation and amortization		431		381
Other – net		171		(434)
Changes in operating assets and liabilities		(280)		4,293
Total Operating Activities		1,380		5,865
Investing Activities				
Purchases of property, plant and equipment		(939)		(1,069)
Proceeds from sales of businesses		–		237
Net assets of businesses acquired		(57)		(24)
Other investing activities		216		(701)
Total Investing Activities		(780)		(1,557)
Financing Activities				
Long-term debt borrowings		10		102
Long-term debt payments		(36)		(16)
Net borrowings (payments) under lines of credit		(140)		(2,698)
Purchases of treasury stock		–		(100)
Cash dividends		(180)		(167)
Other		8		9
Total Financing Activities		(338)		(2,870)
Increase in cash and cash equivalents		262		1,438
Cash and cash equivalents - beginning of period		1,055		810
Cash and cash equivalents - end of period	$	1,317	$	2,248